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SEC Mail Processing Section SEP 12 2016 Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YB Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 W 21st St Ste 105 (No. and Street)

Norfolk (City) Va (State) 23517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Morten or William Boach 757-961-0067 x103 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman (Name – *if individual, state last, first, middle name*)

2501 Blueridge Rd Ste 500 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jennifer Moreleh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YR Securities, as of June 30th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

THOMAS H. JONES III
NOTARY PUBLIC
REGISTRATION #211305
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
AUGUST 31, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YR SECURITIES INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

June 30, 2016

With Report of Independent Registered Public Accounting Firm

YR Securities Inc
Table of Contents
For The Year Ended June 30, 2016

DHG
DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
O 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of YR Securities, Inc.

We have audited the accompanying financial statements of YR Securities, Inc, Inc. (the "Company"), which comprise the balance sheet as of June 30, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
August 31, 2016

YR Securities Inc
Balance Sheet
June 30, 2016

		June 30, 2016
ASSETS		
	Cash	$87,832
	Commissions Receivable	2,005
	Prepaid Insurance	2,513
TOTAL ASSETS		$92,350
LIABILITIES & EQUITY		
Liabilities		
	Due to Related Party	$5,040
	Accruals	10,000
	Total Liabilities	15,040
Equity		
	Common Stock: $1 par, 100 shares authorized	
	Issued and outstanding	100
	Additional Paid in Capital	98,800
	Retained Earnings	(21,590)
Total Equity		77,310
TOTAL LIABILITIES & EQUITY		$92,350

See accompanying notes to financial statements.

YR Securities Inc
Statement of Operations
For The Year Ended June 30, 2016

INCOME/EXPENSE	
INCOME	
Commission Income	$44,611
TOTAL INCOME	44,611
EXPENSE	
Computer and Internet Expenses	975
Regulatory Fees	5,738
Insurance Expense	12,974
Professional Fees	13,177
Rent Expense	5,040
Other Expense	581
TOTAL EXPENSE	38,485
NET INCOME	$6,126

See accompanying notes to financial statements.

YR Securities Inc
Statement of Change in Stockholders' Equity
For The Year Ended June 30, 2016

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2015	100	$100	$97,650	($27,716)	$70,034
Additional Paid in Capital	-	-	1,150	-	1,150
Net Income	-	-	-	6,126	6,126
Balance at June 30 2016	100	$100	$98,800	($21,590)	$77,310

See accompanying notes to financial statements.

YR Securities Inc
Statement of Cash Flows
For The Year Ended June 30, 2016

OPERATING ACTIVITIES	
Net Income	$6,126
Adjustments to reconcile Net Income to net cash:	
Prepaid Insurance	(2,513)
Commissions Receivable	(1,569)
Due to Related Party	5,040
Decrease in Accounts Payable	(2,123)
Net cash provided by Operating Activities	4,525
FINANCING ACTIVITIES	
Owner Equity	1,150
Net cash provided by Financing Activities	1,150
NET CASH INCREASE FOR PERIOD	5,675
Cash at beginning of period	82,157
Cash at end of period	$87,832

See accompanying notes to financial statements.

YR Securities Inc
Notes to Financial Statements
For The Year Ended June 30, 2016

(1) ORGANIZATION

YR Securities Inc, Inc. ("YRS" or "Firm") was organized as a subchapter S Virginia corporation on November 10th, 2014. As of September 23rd, 2015 the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). YRS is a limited service financial firm headquartered in Norfolk, Virginia. The Firm engages in application way business with various Mutual Fund and Insurance companies. Revenue is earned through commission trails on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are located in the southeastern United States.

(2) ACCOUNTING AND REPORTING PRINCIPLES

The accounting and reporting policies of the Firm are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of the more important accounting policies followed by the Firm:

(a) REVENUE

YRS generates revenue through mutual fund commission income and variable annuity life trails. The Firm receives mutual fund commission income from two third parties, VOYA and American Funds. When a transaction is completed, the third party completes the commission income for YRS. YRS then receives the statement from each provider subsequent to the transactions. These are received either weekly or monthly, most of which are in the form of reoccurring trails. The Firm then records the commission income based on the information received from the third party statements.

YRS receives trailing variable annuity commission income from two third parties, VOYA and John Hancock. The commission income is earned off of a percentage of premium, or purchase payments and/or reoccurring trails on account value investments. YRS receives the statement from each provider subsequent to the transactions. These are received either weekly or monthly. The Firm then records the commission income based on the information received from the third party.

(b) COMMISSION RECEIVABLE

The Firm follows the accrual model of accounting; for commissions earned but not yet received, in a certain period, the Firm reports these values as an asset on its balance sheet and as commission income on its income statement.

(c) INCOME TAXES

The Firm, with the consent of its shareholders, elected S-corporation status effective November 10, 2014. Under the S-Corp status, all income or loss flows through to the shareholders. Therefore, in lieu of corporate income taxes,

earnings and losses after the election date are included in the income tax returns of the shareholders; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Firm has determined that it does not have any material unrecognized tax benefits or obligations as of June 30, 2016.

(d) SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through August 29, 2016, the date which the financial statements were available to be issued.

Given the excess cushion the Firm has maintained in its first year of operations, the owner plans to withdraw a portion of owner capital shortly after the completion of the first operating year (September 2016). This will not materially affect the operations of the firm or any regulatory financial requirements.

(3) TRANSACTIONS WITH RELATED THIRD PARTIES

Expenses discussed in this note are allocated under various methods determined by YRS and Related Parties and are subject to change.

The Firm pays rent expense to Dominion Capital Partners. The Firm has a sublease agreement in place with Dominion Capital that outlines the details of these transactions.

The Firm's total rent expense for July 1, 2015 through June 30, 2016 was $5,040:
$300/month rent
$120/month late fees

Schedule of future rent payments:

2017	$310/month	$3,720/year
2018	$320/month	$3,840/year

The Firm also has a general expense sharing agreement in place with Dominion Capital Partners. The Firm's total shared expenses for July 1, 2015 through June 30, 2016 were $0.

(4) NET CAPITAL REQUIREMENTS

YRS is a registered broker/dealer in securities with FINRA. The Firm is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 8 to 1 in the first year of business and 15 to 1 thereafter.

At June 30 2016, the Firm had net capital, as defined, of $74,797 which was $69,797 in excess of its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was .20 to 1.00.

SUPPLEMENTAL INFORMATION

YR Securities Inc

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

For The Year Ended June 30, 2016

Schedule I

	June 30, 2016
NET CAPITAL COMPUTATION	
Total Assets	$92,350
Total Liabilities	(15,040)
Net Capital	77,310
Less:	
Non-allowable Assets (prepaid insurance)	2,513
Net Capital before haircuts on securities positions (TNC)	74,797
Haircuts	-
NET CAPITAL	74,797
Basic Net Capital Requirement (Dollar basis)	5,000
Basic Net Capital Requirement (AI/8)	1,880
Net Capital Requirement	5,000
Excess Net Capital	$69,797

AGGREGATE INDEBITEDNESS

Total liabilities	
Aggregate Indebtedness	$15,040
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	20.11%

NOTE: The above computations do not differ materially from the Firm's computations, as shown on its FOCUS Report Form X-17 A-5 Part II-A, dated June 30, 2016 and filed August 30, 2016.

YR Securities Inc

Statement Regarding SEC Rule 15c3-3

For The Year Ended June 30, 2016

Schedule II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SEC:

The Firm operates under the exceptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC:

The Firm is subject to the exceptive requirements of Rule 15c3-3 of the SEC and did not maintain possession or control of any customer funds or securities for the year ending in June 30 2016.

DHG
DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of YR Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) YR Securities, Inc. (the "Company", identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from September 23, 2015 through the end of the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
August 31, 2016

YR Securities, Inc. Exemption Report

YR Securities, Inc. (the .Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, .Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(k)(2)(i) during the period September 28, 2015 to June 30, 2016.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

YR Securities, Inc.

I, William Roach, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

By-

William Roach, Chief Executive Officer

August 25, 2016

DHG
DIXON HUGHES GOODMAN LLP

Communication of Internal Control-Related Matters

August 31, 2016

To the Owners
YR Securities, Inc.
Norfolk, Virginia

In planning and performing our audit of the financial statements of YR Securities, Inc. (the "Company") as of and for the year ended June 30, 2016, in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. We are required to communicate in writing to the Board of Directors all significant deficiencies and material weaknesses identified during our audits.

PCAOB standards define control deficiency, significant deficiency and material weakness as follows:

- A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

- A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

- A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that we identified during our audit are included in the attached **Exhibit**.

This letter is intended solely for the information and use of the owners and management, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Dixon Hughes Goodman LLP
Raleigh, North Carolina

DHG
DIXON HUGHES GOODMAN LLP

Exhibit

Material Weaknesses

We consider the following deficiencies in the Company's internal control to be material weaknesses:

Audit Adjustments
As a result of our audit procedures, we recorded adjustments to Prepaid Insurance, Commission Receivable, Accruals, Due To Related Party, Additional Paid In Capital, Revenue, and Operating expenses. These individual adjustments when aggregated as well as considered individually, are material to the financial statements taken as a whole. These adjustments are included in Appendix B, Schedule of Audit Adjustments. We recommend management create a checklist to ensure monthly financial information is recorded in accordance with U.S. GAAP. This is not only important for year-end reporting, but given the monthly FOCUS reports required to be filed for regulatory purposes.

Segregation of Duties
A fundamental concept in a good system of internal control is the segregation of duties. Segregation of duties provides checks and balances to reduce possibilities for misstatements resulting from errors in judgment, dishonesty, distraction and fatigue. The Company has a limited number of personnel for accounting functions which creates inherent limitations on the effectiveness of certain controls due to the lack of segregation of duties among the Company's personnel. The Company should continually keep in mind that internal controls are limited due to the small size of the Company's staff. Areas affected by a lack of segregation of duties includes cash disbursements and review of journal entries.

Cash Disbursements
The CEO and COO have the ability to sign checks and initiate electronic wire transfers without a second signer. Standard security configurations should be set to disallow users from approving their own transactions without a secondary approver. We also recommend the Company consider utilizing dual approval for all check disbursements.

Review of Journal Entries
Journal entries are not reviewed by another employee of the Company. We recommend that all entries be reviewed by a second employee.

Net Capital Calculation and Preparation of Financial Statements
As a result of our audit procedures, we noted a lack of proper review controls surrounding the Net Capital Calculation, FOCUS reports and the Financial Statements. This absence of controls lead to incorrect values being reported, amended reports being filed and the omittion of several disclosures that would not have been detected if it were not for our audit procedures. We recommend the client ensure that all net capital calculations, FOCUS reports and financial statements are reviewed prior to issuance to ensure they properly reflect the Company's activity. In addition, the Company should maintain documentation of the completed review.